UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 64528/May 20, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14205

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
CLEAN ENERGY AND POWER, INC.	:	REVOKING REGISTRATION
	:	BY DEFAULT

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SUMMARY

This Order revokes the registration of the registered securities of Clean Energy and Power, Inc. (Clean Energy). The revocation is based on Clean Energy's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on January 27, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Clean Energy is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Clean Energy filed an Answer to the OIP and participated in a February 22, 2011, prehearing conference at which it advised that it planned to become current in the near future and at which the parties agreed to accept an initial decision based on cross-motions for summary disposition pursuant to 17 C.F.R. § 201.250; May 2, 2011, was set as the due date for the motions, and May 9, 2011, for replies. Clean Energy and Power, Inc., Admin. Proc. No. 3-14205 (A.L.J. Feb. 22, 2011). The Division of Enforcement (Division) timely filed its motion, seeking the revocation of the registration of Clean Energy's securities. However, Clean Energy neither filed a motion nor a reply to the Division's motion. Thus, Clean Energy has failed to respond to a dispositive motion within the time provided within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Clean Energy is in default, and the undersigned finds that the allegations in the OIP are true, as modified by the Commission's public official records concerning Clean Energy, of which official notice has been taken. See 17 C.F.R. §§ 201.155(a), .323.

II. FINDINGS OF FACT

Clean Energy (CIK No. 0001100748)[1] is a Nevada corporation currently located in Warwick, Rhode Island, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the year ended December 31, 2008. Its securities are quoted under the symbol "KEPI" on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Clean Energy violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the registered securities of Clean Energy will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Clean Energy's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many

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[1] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of CLEAN ENERGY AND POWER, INC., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge